FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(X)      Annual report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934

                        Commission file number 000-18645

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Trimble Navigation Savings and Retirement Plan

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Trimble Navigation Limited
                               645 N. Mary Avenue
                              Post Office Box 3642
                            Sunnyvale, CA 94088-3642

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               TRIMBLE NAVIGATION
                               SAVINGS AND RETIREMENT PLAN


Date:  April 28, 1999          By  /s/Steven W. Berglund
                                   ----------------------
                                   Steven W. Berglund

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                            Financial Statements and
                        Form 5500 Supplemental Schedules

                     Years ended December 31, 1998 and 1997


                                Table of Contents

Independent Accountants' Report.........................................4-5

Consent of Independent Accountants........................................6

Financial Statements:

Statements of Net Assets Available for Plan Benefits......................7
Statement of Changes in Net Assets Available for Plan Benefits,
With Fund Information for the Year Ended December 31, 1998..............8-9
Statement of Changes in Net Assets Available for Plan Benefits,
With Fund Information for the Year Ended December 31, 1997............10-11
Notes to Financial Statements.........................................12-16

Form 5500 Supplemental Schedules as of and for the year ended
   December 31, 1998..................................................17-19

27a,    Part I     -  Schedule of Assets Held for Investment Purposes
27d,    Part V     -  Schedule of Reportable Transactions

Consent of Independent Accountants.......................................20

To the Participants and Plan
Administrator of the Trimble Navigation
Savings and Retirement Plan

                         INDEPENDENT ACCOUNTANTS' REPORT

         We have audited the financial statements and supplemental schedules of the Trimble Navigation Savings and Retirement Plan (the Plan) as of December 31, 1998 and 1997, and for the years then ended, as listed in the accompanying table of contents. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                            /s/MOHLER, NIXON & WILLIAMS
                               Accountancy Corporation

Campbell, California
April 28, 1999

                       CONSENT OF INDEPENDENT ACCOUNTANTS



         We consent to the use of our name on our report, dated April 28, 1999, with respect to the financial statements and schedules of the Trimble Navigation Savings and Retirement Plan for the years ended December 31, 1998 and 1997, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.




                            /s/MOHLER, NIXON & WILLIAMS
                               Accountancy Corporation

Campbell, California
April 28, 1999

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                         December 31,
                                            -----------------------------------

                                                   1998              1997
                                            -----------------   ---------------

Investments, at fair value                       $43,463,059       $38,080,765
                                            -----------------   ---------------
      Assets held for investment purposes         43,463,059        38,080,765

Employer's contribution receivable                                       2,040
Participants' contributions receivable                   355           118,024
                                            -----------------   ---------------
     Total receivables                                   355           120,064
                                            -----------------   ---------------

     Net assets available for plan benefits      $43,463,414       $38,200,829
                                            =================   ===============

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      For the year ended December 31, 1998

                       Net assets available                      Participants'        Withdrawals        Dividends
                       for plan benefits at     Employer's       contributions/           and               and
                       December 31, 1997      contribution         rollovers         distributions        interest        Subtotal
                     ---------------------- -----------------  ------------------  ------------------  ---------------  ------------
Trimble Stock Fund              $5,614,980       $122,180          $567,484           ($304,118)                        $6,000,526

CIGNA Fixed Fund                 9,459,942        297,240         1,227,057            (491,424)                        10,492,815

CIGNA Lifetime 20 Fund             169,276         21,828            81,872             (12,903)                           260,073

CIGNA Lifetime 30 Fund             197,858         15,026            99,589             (10,241)                           302,232

CIGNA Lifetime 40 Fund             228,859         14,157            80,286              (4,284)                           319,018

CIGNA Lifetime 50 Fund             185,222          3,925            22,325             (29,156)                           182,316

CIGNA Lifetime 60 Fund              18,265          1,721            18,033             (37,220)                               799

Fidelity Equity Income II Fund   1,783,326         79,530           466,728            (103,622)                         2,225,962

Fidelity Contrafund Fund         8,182,333        141,278           922,710            (610,337)                         8,635,984

Fidelity Magellan Fund           1,498,617        $51,910          $420,405            ($35,655)                         1,935,277

AIM Aggressive Fund              7,027,809        166,077           891,708            (450,922)          57,432         7,692,104

Warburg Pincus
   Emerging Growth Fund           $581,426        $31,376          $197,539            ($24,499)                           785,842

Twentieth Century Ultra Fund    $1,799,965        $75,842          $470,773           ($191,757)                         2,154,823

Contributions
    and other receivable          $120,064        ($2,040)        ($117,669)                                                   355

Participant Loans               $1,332,887                                             ($32,263)        $113,922         1,414,546

                              ------------- --------------  ----------------  ------------------  ---------------  ---------------
Totals                         $38,200,829     $1,020,050        $5,348,840         ($2,338,401)        $171,354       $42,402,672
                              ============= ==============  ================  ==================  ===============  ===============

                     See independent accountants' report and
                  accompanying notes to financial statements.

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      For the year ended December 31, 1998


                                         Net appreciation
                                          (depreciation)                Expenses                  Increase      Net assets available
                                         in fair value of   Net loan       and      Transfers    (decrease)     for plan benefits at
                             Subtotal       investments    activities  adjustments   in (out)   in net assets     December 31, 1998
                           -------------- ----------------- ----------  ----------  ----------  --------------  --------------------
Trimble Stock Fund             $6,000,526   ($4,219,917)    $43,219     $(5,984)     $976,288     ($2,820,848)          $2,794,132

CIGNA Fixed Fund               10,492,815       533,143    (133,210)    (10,974)     (181,514)      1,240,318          $10,700,260

CIGNA Lifetime 20 Fund            260,073       $29,042      (2,856)        (65)       (5,231)        111,687             $280,963

CIGNA Lifetime 30 Fund            302,232        34,246      (6,999)        (96)       (3,468)        128,057             $325,915

CIGNA Lifetime 40 Fund            319,018        58,089       2,820         (92)      167,850         318,826             $547,685

CIGNA Lifetime 50 Fund            182,316        19,737      (3,898)        (39)      (37,055)        (24,161)            $161,061

CIGNA Lifetime 60 Fund                799         3,380         186         (42)       27,245          13,303              $31,568

Fidelity Equity Income II Fund  2,225,962       436,689      (5,152)       (417)     (101,068)        772,688           $2,556,014

Fidelity Contrafund Fund        8,635,984     2,533,375       1,005        (896)     (401,925)      2,585,210          $10,767,543

Fidelity Magellan Fund          1,935,277       619,169     ($3,786)       (384)      235,702       1,287,361            2,785,978

AIM Aggressive Fund             7,692,104       270,828      51,761       5,660      (897,117)         95,427            7,123,236

Warburg Pincus
   Emerging Growth Fund           785,842        39,572      17,000        (108)      (36,145)        224,735              806,161

Twentieth Century Ultra Fund    2,154,823       717,167      (8,353)       (341)      256,438       1,319,769            3,119,734

Contributions
    and other receivable              355                                                            (119,709)                 355

Participant Loans               1,414,546                    48,263                                   129,922            1,462,809

                              ------------ -------------  ----------  ----------  ------------  --------------  -------------------
Totals                        $42,402,672    $1,074,520    $       -   ($13,778)   $       -       $5,262,585          $43,463,414
                              ============ =============  ==========  ==========  ============  ==============  ===================

                     See independent accountants' report and
                   accompanying notes to financial statements.

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      For the year ended December 31, 1997


                          Net assets available                 Participants       Withdrawals    Dividends
                          for plan benefits     Employer's     contributions/        and            and
                          December 31, 1996    contribution      rollovers       distribution    interest        Subtotal
                          ------------------  --------------  ---------------    -------------  -----------  ----------------

Trimble Stock Fund             $2,285,583         $111,608          $494,720       ($123,614)                     $2,768,297

CIGNA Fixed Fund                8,601,100          334,498         1,378,868      (1,033,667)                     $9,280,799

CIGNA Lifetime 20 Fund             29,219           11,446            42,801          (1,903)                        $81,563

CIGNA Lifetime 30 Fund             72,667            7,500            76,766          (5,863)                       $151,070

CIGNA Lifetime 40 Fund             85,756            9,780            72,561          (5,689)                       $162,408

CIGNA Lifetime 50 Fund            135,626            3,812            18,635         (16,876)                       $141,197

CIGNA Lifetime 60 Fund            122,022            3,285            16,756            (466)                       $141,597

Fidelity Equity Income II Fund    943,799           53,065           300,094         (99,866)                     $1,197,092

Fidelity Contrafund Fund        6,460,248          146,420           764,446        (651,111)                     $6,720,003

Fidelity Magellan Fund            937,483           24,728           151,704         (37,121)                     $1,076,794

AIM Aggressive Fund             5,929,431          197,966         1,164,022        (603,235)     $258,785        $6,946,969

Warburg Pincus
   Emerging Growth Fund           263,172           25,054           187,410         (13,253)                       $462,383

Twentieth Century Ultra Fund    1,152,099           58,136           367,178         (96,398)                     $1,481,015

Contributions Receivable          320,406          (70,069)         (130,273)                                       $120,064

Participant Loans               1,327,946                                            (80,534)       104,261       $1,351,673

                          ---------------        ----------      -----------    ------------     ----------     ------------
Totals                        $28,666,557          $917,229       $4,905,688     ($2,769,596)      $363,046      $32,082,924
                          ===============        ==========      ===========    ============     ==========     ============




                                 See independent accountants' report and
                               accompanying notes to financial statements.

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      For the year ended December 31, 1997

                                            Net appreciation                                                      Net appreciation
                                             (depreciation)                Expenses              Increase      Net assets available
                                             fair value of    Net loan       and     Transfers  (decrease)     for plan benefits at
                                Subtotal      investments    activities  adjustments  in (out)  in net assets    December 31, 1997
                              -------------  -------------   ----------  ----------  ---------- -------------   --------------------

Trimble Stock Fund               $2,768,297    $2,661,106      $22,963      ($663)   $163,277    $3,329,397           $5,614,980

CIGNA Fixed Fund                 $9,280,799       475,661      (28,298)    10,896    (279,116)      858,842            9,459,942

CIGNA Lifetime 20 Fund              $81,563         7,607          263        (59)     79,902       140,057              169,276

CIGNA Lifetime 30 Fund             $151,070        20,269         (399)       (82)     27,000       125,191              197,858

CIGNA Lifetime 40 Fund             $162,408        20,446        4,517        (22)     41,510       143,103              228,859

CIGNA Lifetime 50 Fund             $141,197        25,468        4,770        (37)     13,824        49,596              185,222

CIGNA Lifetime 60 Fund             $141,597        14,049          817               (138,198)     (103,757)              18,265

Fidelity Equity Income II Fund   $1,197,092       310,748        5,299       (226)    270,413       839,527            1,783,326

Fidelity Contrafund Fund         $6,720,003     1,501,617          911     (1,024)    (39,174)    1,722,085            8,182,333

Fidelity Magellan Fund           $1,076,794       274,221      (16,735)      (171)    164,508       561,134            1,498,617

AIM Aggressive Fund              $6,946,969       438,487       19,368       (907)   (376,108)    1,098,378            7,027,809

Warburg Pincus
   Emerging Growth Fund            $462,383        79,617      (2,866)       (195)     42,487       318,254             581,426

Twentieth Century Ultra Fund     $1,481,015       281,223       8,176        (124)     29,675       647,866           1,799,965

Contributions Receivable           $120,064                                                        (200,342)            120,064

Participant Loans                $1,351,673                   (18,786)                                4,941           1,332,887

                              -------------    -----------   ---------    ---------  ---------    -----------       -------------
Totals                          $32,082,924     $6,110,519        $ -      $7,386       $ -       $9,534,272         $38,200,829
                              =============    ===========   =========    =========  =========    ===========       =============




                     See independent accountants' report and
                   accompanying notes to financial statements.

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

Note 1 - The Plan and its significant accounting policies:

         The following description of the Trimble Navigation (the Company) Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan that was established in 1988 by the Company to provide benefits to eligible employees. The Plan covers all employees of the Company who are not covered by a collective bargaining agreement.

         Effective January 1, 1998, the Plan was amended to conform to current Internal Revenue Service regulations.

         The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

         The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator, appointed by the Committee, processes and maintains the records of participant data. The Company has contracted with Connecticut General Life Insurance Company (CIGNA) to act as the trustee. Substantially all expenses incurred for administering the Plan are paid by the Company.

Investments -

         Investments of the Plan at December 31, 1998 and 1997 are held by CIGNA and invested in CIGNA general account contract and pooled separate accounts, Fidelity funds, mutual funds and the Company's common stock, based solely upon instructions received from participants.

         The Plan's investments in CIGNA are valued at fair value as of the last day of the Plan year, as measured by quoted market prices or as reported by CIGNA for pooled separate accounts.

Cash and cash equivalents -

         All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Vesting -

         Participants are immediately vested in their salary deferral, rollover contributions, related earnings, and employer's matching contributions.

Income taxes -

         The Plan has been amended since receiving its latest favorable determination letter dated November 28, 1995. However, the Company intends that the Plan continue to qualify under the applicable requirements of the Internal Revenue Code and related state statutes, and is exempt from federal income and state franchise taxes.

Estimates -

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties -

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Note 2 - Participation and benefits:

Participant contributions -

         Participants may elect to have the Company contribute a percentage, from 1% to 18%, of their eligible pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participants' direction and are allocated to funds in 1% increments.

         Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

         The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company matches 100% of each eligible participant's contribution up to a maximum of $100 per month and a maximum of $1,200 per year. Contributions for the years ended December 31, 1998 and 1997 were approximately $1,020,000 and $920,000, respectively.

Participant accounts -

         Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on the participant contributions.

Payment of benefits -

         Upon termination, the participant or beneficiary will receive the benefits in a lump-sum amount equal to the value of the participant's vested interest in his or her account. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants -

         The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a residence in which case the maximum repayment period is ten years. The specific terms and conditions of such loans are established by the Committee.

Note 3 - Party in interest transactions:

         As allowed in the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 1998 and 1997 was as follows:

   Date                Number of shares        Fair value             Cost

   1998                    383,356             $2,794,132          $5,562,499
   1997                    256,353             $5,614,980          $4,166,188

Note 4 - Investments:

     The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                   1998                  1997
                                               -----------           -----------
 Trimble Stock Fund                            $ 2,794,132           $ 5,614,980
 CIGNA:
    Fixed Fund                                  10,700,260             9,459,942
    Lifetime 20 Fund                               280,963               169,276
    Lifetime 30 Fund                               325,915               197,858
    Lifetime 40 Fund                               547,685               228,859
    Lifetime 50 Fund                               161,061               185,222
    Lifetime 60 Fund                                31,568                18,265
 Fidelity Equity Income II Fund                  2,556,014             1,783,326
 Fidelity Contrafund Fund                       10,767,543             8,182,333
 Fidelity Magellan Fund                          2,785,978             1,498,617
 AIM Aggressive Fund                             7,123,236             7,027,809
 Warburg Pincus Emerging Growth Fund               806,161               581,426
 Twentieth Century Ultra Fund                    3,119,734             1,799,965
 Participant Loans                               1,462,809             1,332,887
                                            --------------       ---------------
     Assets held for investment purposes       $43,463,059           $38,080,765
                                            ==============       ===============

Note 5 - Plan termination and/or modification:

         The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                                    FORM 5500

                             SUPPLEMENTAL SCHEDULES


                                                                       TRIMBLE NAVIGATION
                                                                  SAVINGS AND RETIREMENT PLAN
                                                                                                                 E.I.N.: 94-2802192
                                                                                                                 Plan #: 001

                                               ITEM 27a, PART I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                       December 31, 1998


   (a)                               (b)                                         (c)                   (d)                 (e)
                                                             Description of investment including
                Identity of issue, borrower, lessor,          maturity date, rate of interest,                           Current
                     or similar party                        collateral, par or maturity value         Cost               Value
----------     -------------------------------------------  -------------------------------------  ------------     ---------------
               CIGNA:
                  Fixed Fund                                 Pooled separate accounts               $10,708,160         $10,700,260
                  Lifetime 20 Fund                           Pooled separate accounts                   248,178             280,963
                  Lifetime 30 Fund                           Pooled separate accounts                   271,701             325,915
                  Lifetime 40 Fund                           Pooled separate accounts                   468,181             547,685
                  Lifetime 50 Fund                           Pooled separate accounts                   124,115             161,061
                  Lifetime 60 Fund                           Pooled separate accounts                    29,292              31,568
               Fidelity Equity Income II Fund                Mutual Fund                              1,874,024           2,556,014
               Fidelity Contrafund Fund                      Mutual Fund                              6,526,326          10,767,543
               Fidelity Magellan Fund                        Mutual Fund                              1,884,739           2,785,978
               AIM Aggressive Fund                           Mutual Fund                              6,395,806           7,123,236
               Warburg Pincus
                      ADV Emerging Growth Fund               Mutual Fund                                700,605             806,161
               Twentieth Century Ultra Fund                  Mutual Fund                              2,161,447           3,119,734
    *          Trimble Stock Fund                            Company Stock                            5,562,499           2,794,132
    *          Participant Loans                             6.5%-9.5%                                                    1,462,809
                                                                                                                       ------------
               Total assets held for investment
                      purposes                                                                                          $43,463,059
                                                                                                                       ============

    *          Parties-in-interest

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                                                              E.I.N.: 94-2802192
                                                              Plan #: 001

             ITEM 27d, PART V - SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the year ended December 31, 1998


 (a)                         (b)                    (c)         (d)         (e)     (f)         (g)           (h)          (i)
                    Description of asset                                          Expense                 Current value
Identity           (including interest rate                                       incurred                 of asset on
of party            and maturity in case          Purchase     Selling     Lease   with        Cost of     transaction   Net gain
involved            of a loan)                     price        price      rental transaction   asset         date       or (loss)
-------------- ---------------------------------  -----------  ----------  ------ ------------ ---------- -------------- ---------
CIGNA                Fixed Fund                  $3,106,926                                  $3,106,926    $3,106,926        $ -
CIGNA                Fixed Fund                                 $2,399,751                    2,399,751     2,399,751          -
CIGNA                Fidelity Contrafund Fund     1,479,804                                   1,479,804     1,479,804          -
CIGNA                Fidelity Contrafund Fund                    1,427,968                    1,031,813     1,427,968    396,155
CIGNA                AIM Aggressive Fund          1,781,258                                   1,781,258     1,781,258          -
CIGNA                AIM Aggressive Fund                         1,645,036                    1,570,035     1,645,036     75,001
CIGNA                Trimble Stock Fund           2,141,579                                   2,141,579     2,141,579          -
CIGNA                Trimble Stock Fund                            726,886                      745,198       726,886    (18,312)


                                                                       EXHIBIT 1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

         We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Trimble Navigation Savings and Retirement Plan of our report dated April 28, 1999, with respect to the financial statements and schedules of the Trimble Navigation Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.




                            /s/MOHLER, NIXON & WILLIAMS
                               Accountancy Corporation


Campbell, California
April 28, 1999